Exhibit(a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

NSTOR TECHNOLOGIES, INC.

AT

$0.105 NET PER SHARE

BY

NORMANDY ACQUISITION CORPORATION,

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 2, 2005, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 27, 2005 (THE “MERGER AGREEMENT”), BY AND AMONG XYRATEX LTD, A BERMUDA CORPORATION (“PARENT”), NORMANDY ACQUISITION CORPORATION, A DELAWARE CORPORATION AND INDIRECT WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”), AND NSTOR TECHNOLOGIES, INC., A DELAWARE CORPORATION (THE “COMPANY”). THE COMPANY’S BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING EACH OF THE OFFER AND THE PROPOSED MERGER (AS DEFINED HEREIN), ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AGREEMENT, AND HAS RECOMMENDED THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND ADOPT THE MERGER AGREEMENT.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.05 PER SHARE, OF THE COMPANY (THE “SHARES”), WHICH REPRESENTS AT LEAST 88.1% OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON THE DATE OF PURCHASE. THE OFFER IS SUBJECT TO OTHER CONDITIONS DESCRIBED IN “THE OFFER—CONDITIONS TO THE OFFER.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

IMPORTANT

If you wish to tender all or any part of your Shares, prior to the expiration date of the Offer you should either:

(1) complete and sign the Letter of Transmittal (or a facsimile thereof) included with this Offer to Purchase in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to Computershare Trust Company of New York, the depositary for the Offer, and either (a) deliver the certificates for such Shares to Computershare Trust Company of New York along with the Letter of Transmittal (or a facsimile thereof) or (b) deliver such Shares pursuant to the procedures for book-entry transfers as set forth in “The Offer—Procedure for Tendering Shares,” or

(2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

If you desire to tender your Shares and your certificates for such Shares are not immediately available or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Offer—Procedure for Tendering Shares—Guaranteed Delivery.”

A summary of the principal terms of the Offer appears on pages 1-5 of this Offer to Purchase.

If you have questions about the Offer, you may call MacKenzie Partners, Inc., the information agent for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from MacKenzie Partners, Inc., or your broker, dealer, commercial bank, trust company or other nominee.

August 5, 2005

SUMMARY TERM SHEET

This summary term sheet is a brief description of the Offer being made by Xyratex Ltd (“Parent”) through its indirect wholly owned subsidiary, Normandy Acquisition Corporation (“Purchaser” and together with Parent, “we,” “us” or “our”), to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share (the “Shares”), of nStor Technologies, Inc. (the “Company”) at a price of $0.105 per Share net to the seller in cash, without interest. The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. You should carefully read (i) this Offer to Purchase, (ii) the Agreement and Plan of Merger, dated as of July 27, 2005 by and among Parent, Purchaser and the Company (the “Merger Agreement”) and (iii) the Letter of Transmittal in their entirety because the information in this summary term sheet is not complete, and additional important information is contained in the remainder of this Offer to Purchase, the Merger Agreement and the Letter of Transmittal. Where applicable, we have included references to the sections of this Offer to Purchase where you will find additional information regarding the topics covered in this Summary Term Sheet.

Q:	Who is offering to buy my securities? Why?

A: Parent is a Bermuda corporation and is making this Offer through its indirect wholly owned subsidiary, Normandy Acquisition Corporation, a Delaware corporation formed for the purpose of making a tender offer for the Shares and merging with the Company. The tender offer is the first step in our plan to acquire all of the outstanding Shares. See “The Offer—Certain Information Concerning Parent and Purchaser” for additional information.

Q:	What are the classes and amounts of securities sought in the Offer?

A: We are seeking to purchase all of the Company’s issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and “The Offer—Terms of the Offer; Expiration Date” for additional information.

Q:	How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

A: We are offering to pay $0.105 per Share, net to you, in cash, without interest. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

Q:	Has the Company’s board of directors approved the Offer?

A: Yes. This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 27, 2005, by and among Parent, the Company and Purchaser. The Company’s board of directors, at a meeting duly called and held at which a quorum was present, has:

•	determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the merger of Purchaser with and into the Company, is advisable, fair to and in the best interests of the Company and its stockholders;

•	approved the Offer and the Merger Agreement; and

•	recommended that the Company’s stockholders accept the Offer and adopt the Merger Agreement.

See “The Offer—Background of the Offer; The Merger Agreement; Other Arrangements” for additional information.

Q:	How long do I have to decide whether to tender in the Offer?

A: Unless we extend the Offer, you have until 12:00 midnight, New York City time, on Friday, September 2, 2005, to decide whether to tender your Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to Computershare Trust Company of New York, the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Procedure for Tendering Shares—Guaranteed Delivery.”

Q:	Can the Offer be extended and under what circumstances?

A: We may extend the Offer pursuant to, and in accordance with, the terms of Merger Agreement or as may be required by applicable law. We may extend, for instance, if any of the conditions specified in “The Offer—Conditions to the Offer” are not satisfied prior to the scheduled expiration date of the Offer.

We may also elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if we include one, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender their Shares and receive payment for Shares validly tendered. If we decide to provide a subsequent offering period, we will make a public announcement of our decision at least five business days in advance. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Terms of the Offer; Expiration Date” for additional information.

Q:	How will I be notified if the Offer is extended?

A: If we decide to extend the Offer, we will inform Computershare Trust Company of New York, the depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See “The Offer—Extension of Tender Period; Termination; Amendment” for additional information.

Q:	What is the most significant condition to the Offer?

A: The most significant condition to the Offer, which may be waived by us in our reasonable discretion, is:

•	We are not obligated to purchase any tendered Shares unless the Company’s stockholders validly tender and do not validly withdraw prior to the expiration date of the Offer that number of Shares which represents at least 88.1% of the total number of outstanding Shares on the date of purchase.

The Offer is subject to other conditions described in “The Offer—Conditions to the Offer.”

Q:	Has anyone agreed to tender their shares in the Offer?

A: Yes. Three of the Company’s largest stockholders, Barry S. Halperin, H. Irwin Levy and Bernard Marden, have agreed to tender an aggregate of 61,912,000 Shares, or approximately 37.5% of the Company’s Shares outstanding as of July 31, 2005, in the Offer pursuant to the Tender and Stockholder Support Agreements entered into by us with these parties (each, a “Support Agreement” and collectively, the “Support Agreements”). See “The Offer—Background of the Offer; The Merger Agreement; Other Arrangements” for additional information.

Q:	How do I tender my Shares?

A: To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Computershare Trust Company of New York, the depositary for the Offer, not later than the time the Offer expires. If your Shares are held in “street name” by your broker, dealer, commercial bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration date of the Offer, you may still be able to tender your Shares for a limited amount of additional time by having a broker, bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three American Stock Exchange trading days after the expiration of the Offer. However, the depositary must receive the missing items within that three trading day period. See “The Offer—Procedure for Tendering Shares” for additional information.

Q:	Until what time can I withdraw tendered Shares?

A: You can withdraw tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by October 4, 2005, you can withdraw them at any time after such date until we accept Shares for payment. If we decide to provide a subsequent offering period, we will accept Shares tendered during that period immediately and thus you will not be able to withdraw Shares tendered in the Offer during any subsequent offering period. See “The Offer—Withdrawal Rights” for additional information.

Q:	How do I withdraw tendered Shares?

A: To withdraw Shares, you, or your broker or other nominee if your Shares were held in “street name,” must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Computershare Trust Company of New York, the depositary for the Offer, while you have the right to withdraw the Shares. See “The Offer—Withdrawal Rights” for additional information.

Q:	When and how will I be paid for my tendered Shares?

A: Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not validly withdrawn Shares promptly after the expiration date of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in “The Offer—Conditions to the Offer.” We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with Computershare Trust Company of New York, the depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for validly tendered Shares will be made only after timely receipt by Computershare Trust Company of New York of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

Q:	Do you have the financial resources to make payment?

A: Yes. We will need approximately $24.0 million to purchase all Shares pursuant to the Offer and the Preferred Shares (as defined herein), and to pay related fees and expenses. Since we will have more than $75.0 million in cash and working capital available, the Offer is not subject to any financing condition. See “The Offer—Source and Amount of Funds” for additional information.

Q:	Is your financial condition relevant to my decision to tender in the Offer?

A: Since we have sufficient cash and working capital to purchase the Shares and pay all fees relating to the Offer, the Offer is not subject to any financing condition. Therefore, we believe our financial condition is not material to your decision whether to tender in the Offer. If you do not tender in the Offer, in the subsequent merger (if it occurs), you will receive, for each Share you hold, the same cash price paid under the terms of the Offer, subject to any appraisal rights properly exercised under Delaware law. See “The Offer—Certain Information Concerning Parent and Purchaser—Available Information” for additional information.

Q:	Will the Offer be followed by a merger?

A: Yes. We have entered into a merger agreement with the Company, and if we accept for payment and pay for the number of Shares which represents at least 88.1% of the total number of outstanding Shares on the date of purchase (or fewer Shares, if we waive the Minimum Condition, as defined herein), we intend to consummate the Proposed Merger, which is a second-step merger in which Purchaser is expected to be merged with and into the Company with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent.

Upon the acceptance for payment of and payment for the number of Shares which represents at least 88.1% (but less than 90%) of the total number of outstanding Shares on the date of purchase, Purchaser will be obligated pursuant to the terms of the Merger Agreement to exercise an irrevocable option (the “Top-Up Option”) granted to it by the Company to purchase for $0.105 per share the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercising the Top-Up Option, will constitute one share more than 90% of the outstanding Shares.

Additionally, upon owning the number of Shares that represent at least 90% of the outstanding Shares, we would have sufficient voting power to approve the Proposed Merger without the affirmative vote of any other stockholder of the Company. If the Proposed Merger takes place, Parent will own all of the Shares and all remaining stockholders (other than Parent, Purchaser or other subsidiaries of Parent) will receive the same cash price paid under the terms of the Offer for each Share they hold.

Q:	If the number of Shares that represent 90% of the outstanding Shares are tendered and accepted for payment or issued pursuant to the exercise of the Top-Up Option, will the Company continue as a public company?

A: Yes; however, if and when the Proposed Merger takes place, the Company will no longer be publicly traded. It is possible that, following the expiration date of the Offer and prior to the merger, if we accept for payment and pay for all the tendered Shares, there may be so few remaining stockholders and publicly held Shares that:

•	the Shares will no longer be eligible to be traded on the American Stock Exchange or any securities exchange;

•	there may not be an active public trading market, or, possibly, any public trading market, for the Shares; and

•	the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies.

See “The Offer—Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act” for additional information.

Q:	If I decide not to tender, how will the Offer affect my Shares?

A: If the Proposed Merger takes place, stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Proposed Merger takes place and you do not exercise appraisal rights, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. However, if the Proposed Merger does not take place and the Offer is consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for the Shares, which may affect prices at which Shares trade. Also, as described above, the Company may cease making filings with the SEC or otherwise cease being subject to the SEC rules relating to publicly held companies. See “The Offer—Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act” for additional information.

Q:	Are appraisal rights available in either the Offer or the Proposed Merger?

A: Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the Proposed Merger will have rights under Section 262 of the Delaware General Corporation Law to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger. See “The Offer—Purpose of the Offer; Plans for the Company; Appraisal Rights” for additional information.

Q:	What is the market value of my Shares as of a recent date?

A: On July 27, 2005, the last full trading day before the date the Company announced that it entered into the Merger Agreement, the closing sales price per Share of the Company was $0.15.

On August 1, 2005, the closing sales price per Share of the Company was $0.10. We recommend that you obtain a recent quotation for Shares before deciding whether to tender your Shares. See “The Offer—Price Range of Shares; Dividends” for additional information.

Q:	What are the United States federal income tax consequences of the proposed transactions?

A: Your receipt of cash consideration in the Offer or Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Proposed Merger. See “The Offer—United States Federal Income Tax Considerations” for additional information.

Q:	Who can I talk to if I have questions about the Offer?

A: You can call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free).

To the Holders of Common Stock of nStor Technologies, Inc.:

INTRODUCTION

Xyratex Ltd, a Bermuda corporation (“Parent”), through its indirect wholly owned subsidiary, Normandy Acquisition Corporation, a Delaware corporation (“Purchaser” and together with Parent, “we,” “us” or “our”), hereby offers to purchase all of the issued and outstanding common stock, par value $0.05 per share (the “Shares”), of nStor Technologies, Inc., a Delaware corporation (the “Company”) at the price of $0.105 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 27, 2005 (the “Merger Agreement”), by and among the Parent, Purchaser and the Company. The Merger Agreement provides that, as soon as practicable following consummation of the Offer, Purchaser will be merged with and into the Company (the “Proposed Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Proposed Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by any Company Subsidiary or by Parent, Purchaser or any other subsidiary of Parent or Purchaser, all of which will be canceled, and Shares held by stockholders who properly exercise their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be cancelled and retired and will be converted into the right to receive a cash payment of $0.105 per Share, net without interest (the “Merger Consideration”). The Merger Agreement is more fully described in “The Offer—Background of the Offer; The Merger Agreement; Other Arrangements.”

If you tender your Shares to us in the Offer, you will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will pay all charges and expenses of Computershare Trust Company of New York (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Fees and Expenses” for additional information.

The Company’s board of directors has (1) determined that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Proposed Merger, is advisable, fair to and in the best interests of the Company and its stockholders, (2) approved the Offer and the Merger Agreement and (3) recommended that the Company’s stockholders accept the Offer and adopt the Merger Agreement.

Capitalink, L.C. (“Capitalink”), the Company’s financial advisor, has delivered to the Company’s board of directors its written opinion that, as of July 26, 2005 and based on the matters considered and subject to the assumptions, conditions and qualifications set forth in such opinion, the cash consideration to be received in the Offer and the Proposed Merger by holders of Shares (other than Parent, affiliates of Parent or holders of Shares for which appraisal rights have been properly exercised) was fair, from a financial point of view, to such holders. The full text of Capitalink’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders concurrently herewith. The opinion was not intended to be and does not constitute a recommendation to any holder of Shares whether or not to tender his or her Shares in the Offer or, if required, how to vote, or whether or not to take any action, with respect to the Offer and the Proposed Merger. Holders of Shares are urged to read the full text of such opinion carefully and in its entirety.

The purpose of the Offer and the proposed second-step merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. Parent currently intends, as soon as practicable following consummation of the Offer, to seek to have Purchaser consummate the Proposed Merger with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. Pursuant to the Proposed Merger, immediately prior to the Effective Time, each then remaining Share outstanding (other than Shares owned by Parent, Purchaser, other subsidiaries of Parent or Purchaser, in the treasury of the Company or by any wholly owned subsidiary of the Company, all of which will be cancelled and retired and will cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) would be cancelled and retired and converted into the right to receive the Merger Consideration.

The Offer is conditioned upon, among other things, there having been validly tendered and not validly withdrawn prior to the expiration date of the Offer that number of Shares which represents at least 88.1% of the total number of outstanding Shares on the date of purchase (the “Minimum Condition”). Any or all of the conditions to the Offer may be waived by us in our reasonable discretion. The Offer is subject to other conditions described in “The Offer—Conditions to the Offer.”

The Company has advised us that as of July 31, 2005, 165,097,838 Shares were issued and outstanding. Immediately prior to the commencement of the Offer, Parent and its subsidiaries owned no Shares. However, Parent and Purchaser may be deemed to beneficially own 61,912,000 Shares, representing approximately 37.5% of the outstanding Shares as of July 31, 2005, as a result of Tender and Stockholder Support Agreements (each, a “Support Agreement” and collectively, the “Support Agreements”) that were entered into by certain stockholders of the Company in connection with the Merger Agreement, pursuant to which such stockholders agreed to tender such Shares. We believe that the Minimum Condition would be satisfied if approximately 145,451,196 Shares, including those subject to the Support Agreements, were validly tendered and not validly withdrawn prior to the expiration of the Offer.

In order to induce us to enter into the Merger Agreement, three of the Company’s largest stockholders, Barry S. Halperin, H. Irwin Levy and Bernard Marden (each, a “Significant Stockholder” and together, the “Significant Stockholders”) owning in the aggregate 97,782,387 Shares, or approximately 59.2% of the issued and outstanding Shares as of July 31, 2005, have each entered into a Support Agreement, each dated as of July 27, 2005, with Parent and Purchaser pursuant to which the Significant Stockholders have, subject to certain limitations, (i) agreed to tender 61,912,000 Shares (the “Tender Shares”), or approximately 37.5% of the Company’s Shares outstanding as of July 31, 2005, into the Offer, (ii) agreed not to withdraw any Tender Shares tendered in the Offer, (iii) agreed to vote such Tender Shares in favor of the Proposed Merger and Merger Agreement and against any acquisition proposal other than the Proposed Merger and (iv) granted to certain officers or directors of Parent an irrevocable proxy to vote such Tender Shares in favor of the Proposed Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. For a discussion of the Support Agreements, see “The Offer—Background of the Offer; The Merger Agreement; Other Arrangements.”

The Proposed Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied and we acquire Shares pursuant to the Offer, we would have sufficient voting power to approve the Proposed Merger without the affirmative vote of any other stockholder of the Company. In addition, in order to facilitate a short-form merger following the completion of the Offer, the Company has granted Purchaser an irrevocable option, which Purchaser will be obligated to exercise if the Minimum Condition is met and Purchaser accepts for payment Shares tendered pursuant to the Offer of at least 88.1% (but less than 90%) of the Shares then outstanding, to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding (assuming the issuance of Shares pursuant to the Top-Up Option and the exercise of all outstanding exercisable options to purchase Shares with a exercise price less than $0.105), at a price per share equal to $0.105. We may exercise this option only so long as immediately after the exercise we would own more than 90% of the Shares then outstanding. The Company has also agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following the expiration date of the Offer for the purpose of considering and taking action upon the Proposed Merger and the Merger Agreement. We have agreed to vote all Shares that we acquire in the Offer in favor of the approval and adoption of the Merger Agreement. See “The Offer—Background of the Offer; The Merger Agreement; Other Arrangements.”

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and the Merger Agreement, we may explore any and all options which may be available. In this regard, and after expiration or termination of the Offer, we may seek to acquire additional Shares through open market purchases, block trades, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price offered or paid per Share pursuant to the Offer and could be for cash or other consideration.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

Terms of the Offer; Expiration Date

On the terms and subject to the conditions set forth in this Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn prior to the Expiration Date.

“Expiration Date” means 12:00 midnight, New York City time, on Friday, September 2, 2005, unless we extend the period of time for which the Offer is open, subject to the terms of the Merger Agreement or as may be required by applicable law, in which event “Expiration Date” means the latest time and date as the Offer, as so extended, may expire.

The Offer is conditioned upon, among other things, the Minimum Condition having been satisfied. The Offer is subject to other conditions described in “—Conditions to the Offer.” If any such condition is not satisfied, we may: (a) terminate the Offer and return all tendered Shares; (b) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in “—Withdrawal Rights,” retain all Shares until the expiration date of the Offer as so extended; or (c) subject to the terms and conditions of the Merger Agreement, including the requirement that we obtain the Company’s consent to waive the Minimum Condition and, subject to any requirement to extend the period of time during which the Offer must remain open, purchase all Shares validly tendered and not validly withdrawn prior to the Expiration Date or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see “—Extension of Tender Period; Termination; Amendment,” “—Background of the Offer; The Merger Agreement; Other Arrangements” and “—Conditions to the Offer.”

Under Rule 14d-11 of the Exchange Act, we may, subject to certain conditions, provide a subsequent offering period of from three to 20 business days in length following the expiration of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already will have been completed.

We do not currently intend to include a subsequent offering period in the Offer, although we reserve the right to do so. Pursuant to Exchange Act Rule 14d-7, we will not offer withdrawal rights during a subsequent offering period to Shares tendered during a subsequent offering period or to Shares tendered in the Offer and accepted for payment. We will pay the same consideration to stockholders tendering Shares in the Offer or in a subsequent offering period, if we include one.

As of the date of this Offer to Purchase, we own no Shares. However, we may be deemed to beneficially own 61,912,000 Shares, representing approximately 37.5% of the outstanding Shares as of July 31, 2005, as a result of the Support Agreements that were entered into by the Significant Stockholders in connection with the Merger Agreement, pursuant to which the Significant Stockholders agreed to tender such Shares. For a discussion of the Support Agreements, see “—Background of the Offer; The Merger Agreement; Other Arrangements.” The Company has advised us that as of July 31, 2005, 165,097,838 Shares were issued and outstanding. The actual number of Shares that will satisfy the Minimum Condition will depend on the facts as they exist on the date of purchase.

Extension of Tender Period; Termination; Amendment.

We reserve the right to extend the Expiration Date, in our reasonable discretion, if at the scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the SEC Staff applicable to the Offer or any period required by applicable law. Except as described in the next paragraph, we expressly reserve the right to waive any of the conditions to the Offer, to make any change in the terms of our conditions to the Offer and to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act.

We will not, however, without the prior written consent of the Company, (i) decrease the price per Share to be paid in the Offer, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) waive the Minimum Condition, (v) impose additional conditions to the Offer or (vi) amend any other term of the Offer in any manner adverse to the holders of Shares.

If we increase or decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, we will extend the Offer until the expiration of 10 business days from, and including, the date of such notice. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price or percentage of Shares sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a press release to the Dow Jones News Service.

If we extend the time during which the Offer is open, or if we are delayed in its acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under “—Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder’s offer.

The Company has provided to us, or caused to be provided to us, the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn on or prior to the Expiration Date pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of the conditions set forth in “—Conditions to the Offer.” For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “—Extension of Tender Period; Termination; Amendment.”

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see “—Procedure for Tendering Shares.”

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility (as defined below)), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

Procedure for Tendering Shares

To tender Shares pursuant to the Offer, either (1) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (B) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (2) the guaranteed delivery procedure described below must be complied with.

Book-Entry Delivery

The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book- Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees

Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. or any other “Eligible Guarantor Institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Share Certificates and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

•	the Share Certificates (or a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three American Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

Back-up Withholding

Under the United States federal income tax laws, the Depositary will be required to withhold a portion of the amount of any payments made to certain stockholders pursuant to the Offer or the Proposed Merger. In order to avoid such back-up withholding, you must provide the Depositary with your correct taxpayer identification number (“TIN”) and certify that you are not subject to such back-up withholding by completing the Substitute

Form W-9 included in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to back-up withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to back-up withholding. All stockholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid back-up withholding. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a properly completed Form W-8BEN Certificate of Foreign Status or successor form in order to avoid backup withholding with respect to payments made to you.

Grant of Proxy

By executing a Letter of Transmittal (or delivering an Agent’s Message), you irrevocably appoint Steve Barber and Richard Pearce as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting). The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (1) you own the Shares being tendered and (2) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Validity

We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

Withdrawal Rights

You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 4, 2005 unless such Shares are accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “—Procedure for Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

If we provide a subsequent offering period following the Offer, we will not offer withdrawal rights to Shares tendered during a subsequent offering period or to Shares tendered in the Offer and accepted for payment. We will pay the same consideration to stockholders tendering Shares in the Offer or in a subsequent offering period, if it includes one.

United States Federal Income Tax Considerations

The following summary of United States federal income tax consequences of the Offer and the Proposed Merger to holders of the Company’s Shares is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect. This summary assumes that Shares are held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to other types of stockholders (including, without limitation, banks, insurance companies or other financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, partnerships, “S” corporations and other asset pass-through entities, expatriates, tax-exempt organizations, persons who are subject to alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging” or “conversion” transaction, persons that have a functional currency other than the United States dollar, or persons who acquired their Shares upon the exercise of stock options or otherwise as compensation). In addition, this summary does not address any state, local or foreign tax consequences of the Offer or the Proposed Merger.

WE URGE EACH HOLDER OF SHARES TO CONSULT ITS OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL INCOME OR OTHER TAX CONSEQUENCES OF THE OFFER OR THE PROPOSED MERGER TO SUCH HOLDER.

United States Holders

For purposes of this discussion, a “United States Holder” is a holder of Shares that for United States federal income tax purposes is (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any State or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes. A “Non-United States Holder” is a holder of Shares other than a United States Holder.

The receipt of cash in exchange of Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Proposed Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Proposed Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold for cash pursuant to the Offer or surrendered for cash pursuant to the Proposed Merger. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers will generally be subject to a reduced rate of United States federal income tax. Capital gains of corporate stockholders are generally taxable at the regular tax rates applicable to corporations.

If the Proposed Merger is consummated, a United States Holder who exercises appraisal rights and receives cash in exchange for its Shares will generally recognize capital gain or loss equal to the difference between the cash received and the holder’s adjusted tax basis in the Shares exchanged therefor.

Non-United States Holder

A Non-United States Holder generally will not be subject to United States federal income tax (or withholding thereof) in respect of gain recognized pursuant to the receipt of cash in exchange for Shares pursuant to the Offer or the Proposed Merger unless:

•	the gain is effectively connected with a Non-United States Holder’s conduct of a trade or business in the United States (and, under an applicable income tax treaty, is attributable to a permanent establishment or fixed base in the United States), in which case such gain generally will be taxed in the same manner as gains of United States persons, and such gain may also be subject to the branch profits tax in the case of a corporate Non-United States Holder;

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, in which case such individual will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital source losses, even though the individual is not considered a resident of the United States; or

•	the Company is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-United States Holder held the Shares.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “United States real property holding corporation” generally will not apply to a Non-United States Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the

Shares, provided that the Shares were regularly traded on an established securities market. We believe the Company has never been, is not currently and is not likely to become a United States real property holding corporation for United States federal income tax purposes in the future.

THE FOREGOING DOES NOT PURPORT TO BE AN ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO PARTICIPATION IN THE OFFER OR THE PROPOSED MERGER, AND IS NOT TAX ADVICE. THEREFORE, STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF TENDERING INTO THE OFFER OR EXCHANGING SHARES PURSUANT TO THE PROPOSED MERGER, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Price Range of Shares; Dividends

The Shares are listed and principally traded on the American Stock Exchange under the symbol “NSO.” The following table sets forth for the calendar quarters indicated the high and low sales prices per Share on the American Stock Exchange based on published financial sources.

	High	Low
Year Ended December 31, 2003
First Quarter	$.34	$.21
Second Quarter	.61	.31
Third Quarter	1.15	.41
Fourth Quarter	.87	.45
Year Ended December 31, 2004
First Quarter	$.70	$.31
Second Quarter	.45	.23
Third Quarter	.33	.14
Fourth Quarter	.35	.21
Year Ending December 31, 2005
First Quarter	$.40	$.18
Second Quarter	.23	.12
Third Quarter (through August 1, 2005)	.16	.09

On July 27, 2005, the last full trading day before the date the Company announced that it entered into the Merger Agreement, the closing sales price per Share of the Company was $0.15.

On August 1, 2005, the closing sales price per Share of the Company was $0.10. We recommend that you obtain a recent quotation for Shares before deciding whether to tender your Shares. As reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, the Company did not pay dividends on its common stock for the years ended December 31, 2003 and 2004 and did not expect to pay any dividends in the near future.

Certain Information Concerning the Company

General

The Company is a Delaware corporation, with principal executive offices at 6190 Corte Del Cedro, Carlsbad, California 92011. The telephone number of the Company’s executive offices is (760) 683-2500. The Company, through its wholly owned subsidiary, nStor Corporation, Inc., delivers storage solutions that secure and protect critical information. Serving both OEM (Original Equipment Manufacturer) and SI (solution integrator) customers, the Company provides innovative technology solutions encompassing storage hardware, software, services and applications, designed to help businesses solve some of their greatest challenges. The

Company is a supplier of flexible, high-performance and intelligent data storage solutions (Storage Solutions) with a product family that includes application-driven storage platforms, Redundant Array of Independent Disks (RAID) controllers, storage management software and services.

Available Information

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been furnished by the Company or its representatives or taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

Certain Information Concerning Parent and Purchaser

General

Parent is a Bermuda corporation with principal executive offices at Langstone Road, Havant PO9 1SA, United Kingdom. The telephone number of Parent’s executive offices is (011) 44 2392 496000. Parent is a provider of enterprise class data storage subsystems and network technology. Building on over 20 years of research and development experience in disk drive development, storage systems and high-speed communication protocols, Parent designs and manufactures enabling technology that provides OEM (Original Equipment Manufacturer) and disk drive manufacturers with data storage products to support high-performance storage and data communication networks. Parent’s product strategy addresses the needs of storage and network systems and storage infrastructure marketplaces.

Purchaser is a Delaware corporation incorporated on July 25, 2005, with principal executive offices at Langstone Road, Havant PO9 1SA, United Kingdom. The telephone number of Purchaser’s executive offices is (011) 44 2392 496000. To date, Purchaser has engaged in no activities other than those incident to Purchaser’s formation and the commencement of the Offer. Purchaser is an indirect wholly owned subsidiary of Parent.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase, during the past two years, none of us, nor, to our best knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, none of the persons listed in Schedule I, nor any of their respective associates or majority-owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our best knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of the date of this Offer to Purchase, Parent and Purchaser own no Shares. However, we may be deemed to beneficially own 61,912,000 Shares, representing approximately 37.5% of the outstanding Shares as of July 31, 2005, as a result of the Support Agreements. For a detail discussion of the Support Agreements, see “—Background of the Offer; The Merger Agreement; Other Arrangements.”

Available Information

Parent is subject to certain of the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Parent is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the filing requirements of the Exchange Act, including the proxy and information provisions of Section 14 and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act. However, Parent files reports and other information with the SEC as required by the Exchange Act. Such reports and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “—Certain Information Concerning the Company—Available Information.”

Source and Amount of Funds

We will need approximately $24.0 million to purchase all of the outstanding Shares pursuant to the Offer and the Preferred Shares (as defined herein), to pay expenses incurred in connection with the Proposed Merger and to pay related fees and expenses. Purchaser intends to obtain all funds needed for the Offer and the Proposed Merger through a capital contribution or a loan from Parent. Parent plans to provide the funds for such capital contribution or loan from its available cash and working capital. The Offer is not subject to any financing condition.

Background of the Offer; The Merger Agreement; Other Arrangements

Background of the Offer

The first contact between the Company and Parent occurred during the summer of 2004 when one of the Company’s sales representatives made a routine sales call to Matt Cornell, Parent’s Executive Vice President, Storage Systems. Following that call, on September 3, 2004, nStor Corporation, Inc., a wholly owned subsidiary of the Company (“nStor Corporation”), and Xyratex Technology Limited, an indirect wholly owned subsidiary of Parent (“Xyratex Technology”), entered into a standard Non-Disclosure Agreement to allow the Company to disclose certain proprietary information concerning its products to Parent.

On January 6, 2005, Mr. Cornell contacted Todd Gresham, the Company’s CEO and President, to discuss potential business synergies and Parent’s interest in purchasing various products from the Company.

On January 25, 2005, Mr. Gresham met with Mr. Cornell and Steve Thompson, Parent’s Chief Technology Officer, in Boston, Massachusetts. At that meeting, the parties further discussed the Company’s products and the Company’s sales to various original equipment manufacturers (OEMs). Mr. Cornell suggested that a joint development agreement or strategic alliance of some type with the Company would be of interest to Parent.

During early February 2005, Messrs. Gresham and Cornell spoke several times and, on February 10, 2005, the Company sent Parent a sample of one of the Company’s products for testing and evaluation.

On March 1, 2005, Mr. Cornell advised Mr. Gresham that Parent was actively considering separate potential acquisition candidates and that Parent was very interested in the Company as an acquisition candidate.

On March 7, 2005, Mr. Gresham traveled to England to meet with Mr. Cornell, Mr. Thompson, Richard Pearce, Parent’s Chief Financial Officer and Steve Barber, Parent’s Chief Executive Officer, to discuss a possible business combination between the Company and Parent.

On March 9, 2005, there was a conference call among Mr. Levy, Mr. Gresham, Jack Jaiven, the Company’s Vice President and Acting Chief Financial Officer, Mr. Pearce and Mr. Barber. Parent expressed a positive initial evaluation of the Company’s products and proposed a purchase of the Company, or its assets, subject to satisfactory completion of due diligence. Parent proposed an initial purchase price of $10 million to $15 million, plus a potential earn-out. Discussions continued during the remainder of March 2005. During that period, the Company and Parent negotiated with respect to valuation of the Company.

On April 4, 2005, Mr. Jaiven sent Mr. Pearce an outline of a proposed purchase transaction in which Parent would acquire all of the Company’s outstanding common stock for an agreed upon valuation with the consideration in the form of shares of common stock of Parent plus an option to acquire additional shares of common stock of Parent.

During April 2005, negotiations continued and Parent accelerated its due diligence review of the Company. The Company also provided Parent with various due diligence information at the Company’s research and development facility in Lake Mary, Florida.

On April 26, 2005, representatives of the Company, Parent and the parties’ legal advisors held their first conference call to discuss a proposed transaction structure involving a tender offer for the Company’s outstanding shares of capital stock.

On May 6, 2005, Messrs. Levy, Jaiven and Gresham, as well as one of the Company’s directors, Mark Shirman, representing the Company, and Messrs. Barber and Pearce, representing Parent, met in Boston to continue discussion of a possible business combination. During the meeting, the parties discussed and agreed upon several material terms of a possible business combination.

As a result of the May 6, 2005 meeting, on May 13, 2005, the Company received a Proposed Term Sheet (the “Term Sheet”) from Parent. That Term Sheet proposed the purchase of all of the outstanding capital stock of the Company in exchange for common stock of Parent. The exchange ratio was based on (i) a value of $24.5 million (assuming a Company tangible net worth of -$1.7 million) and (ii) Parent’s common share price over a 90-day period prior to execution of definitive agreements. The purchase price would be reduced by various change of control payments and transaction expenses.

The parties discussed the Term Sheet for several weeks. During those discussions, the parties agreed that the proposed transaction should be restructured as an all cash tender offer in lieu of the proposed stock-for-stock exchange with the remaining economic terms the same as set forth in the Term Sheet. The Company’s representatives indicated that a cash transaction was acceptable. Rather than continue negotiations on the Term Sheet, the parties decided to begin negotiating a definitive Merger Agreement.

On June 2, 2005, Parent’s counsel circulated the first draft of a Merger Agreement between Parent, Purchaser and the Company. The aggregate proposed merger consideration was $24.5 million in cash, less an adjustment for any decrease in the Company’s net worth from March 31, 2005 to May 31, 2005, less certain change of control payments and transaction expenses if paid by Parent.

During June and the first three weeks of July 2005, Parent continued its due diligence investigation of the Company. During the same period, representatives of Parent and the Company and their respective legal advisors discussed and negotiated on many occasions all aspects of the proposed merger and the definitive Merger Agreement and ancillary agreements. Those negotiations covered all aspects of the transaction, including, among other things: the representations and warranties made by the parties; the restrictions on the conduct of the Company’s business following execution and delivery of the Merger Agreement; the conditions to completion of the offer and the merger; the provisions regarding termination; the amount, triggers and payment of the termination fee and the consequences of termination; the delivery and terms of the tender offer; the amount and the terms of a proposed loan to the Company; and the terms and scope of a proposed license agreement.

During the week of July 25, 2005, the parties and their legal advisors concluded negotiations of the Merger Agreement and various ancillary agreements.

On July 27, 2005, Parent’s board of directors approved the Merger Agreement in the form presented. Following such approval, on July 27, 2005, the Merger Agreement was executed by Parent, Purchaser and the Company and the Support Agreements were executed by the stockholders named therein, Purchaser and Parent.

On July 28, 2005, Parent and the Company, before the opening of trading on AMEX and Nasdaq, issued a joint press release announcing the transaction.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

Overview. Pursuant to the terms and conditions of the Merger Agreement, Parent, Purchaser and the Company are required to use their commercially reasonable efforts to take, or cause to be taken, all action and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, including the commencement by Parent and Purchaser of the Offer to purchase all outstanding Shares at $0.105 per Share. The obligation of Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer will be subject only to the satisfaction of the conditions set forth in “—Conditions to the Offer.” The conditions described in “—Conditions to the Offer” are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case subject to the terms of the Merger Agreement.

In order to induce Parent and Purchaser to enter into the Merger Agreement, the Significant Stockholders of the Company each entered into a Support Agreement with Parent and Purchaser under which the Significant Stockholders agreed, among other things, to tender an aggregate of 61,912,000 Shares in the Offer upon the terms and conditions set forth therein. See “—Other Arrangements—The Support Agreements” below for additional information.

As a further inducement to Parent and Purchaser to enter into the Merger Agreement, the Company granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable if the Minimum Condition is met and Purchaser accepts for payment Shares tendered pursuant to the Offer of at least 88.1% (but less than 90%) of the Shares then outstanding (the “Top-Up Exercise Event”), to purchase that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, will constitute one share more than 90% of the Shares then outstanding (assuming the issuance of Shares pursuant to the Top-Up Option and the exercise of all outstanding exercisable options to purchase Shares with a exercise price less than $0.105), at a price per share equal to $0.105; provided, however, that the Top-Up Option will not be exercisable unless immediately after such exercise Purchaser would own more than 90% of the Shares then outstanding. Purchaser must exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of the Top-Up Exercise Event and prior to the Effective Time of the Merger Agreement.

In the Merger Agreement, the Company has agreed that as promptly as reasonably practicable on the date Parent’s and Purchaser’s Offer documents are filed with the SEC, it will file with the SEC and mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 reflecting the recommendation of the Company Board that the Company’s stockholders accept the Offer, tender all their Shares to Purchaser and adopt the Merger Agreement and the transactions contemplated thereby.

The Proposed Merger. The Merger Agreement provides that, if all of the conditions to the Proposed Merger have been fulfilled or waived and the Merger Agreement has not been terminated, Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by any Company Subsidiary or by Parent, Purchaser or any other subsidiary of Parent or Purchaser, all of which will be canceled, and Shares held by stockholders who properly exercise their appraisal rights under the DGCL) will be cancelled and retired and will be converted into the right to receive a cash payment of $0.105, payable to the holder thereof, without any interest thereon, upon surrender of the certificate formerly representing such Shares. Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation.

The Merger Agreement provides that upon payment by Purchaser in accordance with the Offer for Shares representing at least such number as shall satisfy the Minimum Condition, and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, as will give Parent representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent or any of its affiliates bears to the total number of Shares then outstanding, and the Company will, upon the request of Parent, promptly take all actions necessary to cause Parent’s designees to be elected, including, if necessary, seeking the resignations of one or more existing directors, provided, however, that at all times prior to the Effective Time at least two members of the Company Board will be Continuing Directors (as defined below). Following the election or appointment of Parent’s designees and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent and Purchaser under the Merger Agreement and (iii) any waiver of any condition to the Company’s obligations or rights under the Merger Agreement, if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the stockholders of the Company other than the Purchaser or its affiliate, will require the approval of a majority of the entire Company Board, which majority will include the concurrence of a majority of the directors of the Company then in office who are not designated by Parent (the “Continuing Directors”), except to the extent that applicable law requires that such action be acted upon by the full Company Board, in which case the action will require the approval of both a majority of the full Company Board and a majority of the Continuing Directors.

Recommendation. The Company represents and warrants in the Merger Agreement that the Company Board at a meeting duly called and held at which a quorum was present throughout has:

(i) determined that each of the transactions contemplated by the Merger Agreement, including the Offer and the Proposed Merger, is advisable, fair to and in the best interests of the Company and its stockholders, approved the Offer and the Merger Agreement and recommended that the Company’s stockholders accept the Offer and adopt the Merger Agreement; and

(ii) taken all action necessary to render the restrictions set forth in Section 203 of the DGCL inapplicable to the Offer, the Proposed Merger and the Ancillary Agreements (as defined in the Merger Agreement).

The Company Board agreed not to withdraw, modify or amend its recommendations described above in a manner adverse to Parent or Purchaser (or propose publicly its intention to do so), except that the Company Board shall be permitted to withdraw, amend or modify its recommendation (or publicly propose its intention to do so) of the Merger Agreement, the Offer or the Proposed Merger in a manner adverse to Parent or Purchaser or approve or recommend or enter into an agreement with respect to a Superior Proposal (as defined below) if the Company has complied with the terms of the Merger Agreement. A withdrawal, modification or amendment of the recommendation of the Company Board or any committee thereof in any manner adverse to Parent or Purchaser, however, may give rise to certain termination rights on the part of Parent and Purchaser under the Merger Agreement and the right to receive certain termination fees as set forth therein. See “—Termination” and “—Termination Fee” below.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including but not limited to representations and warranties relating to the Company’s organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, compliance with applicable laws, capitalization, subsidiaries, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating laws, required consents and approvals, SEC filings (including financial statements), the documents supplied by the Company related to the Offer, the absence of certain material adverse changes or events since December 31, 2004, taxes, employee benefit plans, absence of brokers, licenses and permits, environmental matters, labor and employment matters, intellectual property, material agreements, business practices, litigation, insurance, affiliate transactions, opinion of its financial advisor, required vote of stockholders, state takeover statutes and regulatory filings.

Parent and Purchaser have also made customary representations and warranties to the Company, including representations and warranties relating to Parent’s and Purchaser’s organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, documents supplied by Parent and Purchaser related to the Offer, required consents and approvals, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating laws, the availability of sufficient funds to perform their obligations under the Merger Agreement, the interim operations of Purchaser and the absence of brokers.

Interim Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, unless Parent has agreed in writing thereto or except as otherwise expressly contemplated by the Merger Agreement, the Company will, and will cause each Company Subsidiary to:

(i) maintain its existence in good standing under applicable laws;

(ii) conduct its operations only in the ordinary and usual course of business consistent with past practice; and

(iii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and key consultants of the Company and each Company Subsidiary, and preserve current relationships with such customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

In addition, from the date of the Merger Agreement to the Effective Time, unless Parent has consented in writing thereto or except as otherwise expressly contemplated by the Merger Agreement, the Company will not and will not permit any Company Subsidiary, directly or indirectly, to do or agree to do, any of the following:

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest, of the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options or Warrants outstanding as of the date of the Merger Agreement in accordance with their terms or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of the Company or any Company Subsidiary, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction or series of commitments or transactions outside the ordinary course of business consistent with past practice or involving aggregate receipts, payments or expenses in excess of $100,000;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities;

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned Company Subsidiary) for borrowed money; (C) terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract; (D) make or authorize any capital expenditure in excess of the Company’s budget as disclosed to Parent prior to the date hereof; (E) enter into any agreement or arrangement that limits or otherwise restricts the Company or any Company Subsidiary or any of their affiliates or any successor thereto or that could, after the Effective Time, limit or restrict Parent or any affiliate (including the Surviving Corporation) or any successor thereto from engaging or competing in any line of business in any geographic area; or (F) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under the terms of the Merger Agreement;

(vi) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of the Merger Agreement as disclosed in the Company Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices in salaries or wages of employees of the Company or any Company Subsidiary which are not across-the-board increases), (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable law or the terms of a collective bargaining agreement in existence on the date of the Merger Agreement or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, except, in each case, to the extent required by applicable law or existing term of any such Company Benefit Plan described in the Company Disclosure Schedule;

(vii) (A) pre-pay any long-term debt, or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, (C) delay or accelerate payment of any account payable or in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice or (D) vary the Company’s inventory practices in any material respect from the Company’s past practices;

(viii) make any change in accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(ix) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(x) make or change any election in respect of taxes, adopt or change any material accounting method in respect of taxes, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

(xi) enter into any new material line of business;

(xii) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

(xiii) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Company Subsidiaries taken as a whole, in excess of $175,000, except for depreciation and amortization in accordance with GAAP consistently applied;

(xiv) take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Parent, Purchaser and any subsidiary of Parent) or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

(xv) take any action that is intended or would reasonably be expected to result in any of the Conditions to the Offer or the conditions to the Proposed Merger set forth in the Merger Agreement not being satisfied;

(xvi) acquire, or agree to acquire, from any person or group any Intellectual Property, except in the ordinary course of business consistent with past practice;

(xvii) commence any litigation, suit, claim, action, proceeding or investigation;

(xviii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xix) adopt a stockholder rights plan or agreement or “poison pill”; or

(xx) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Stockholder Approval; Proxy Statement. In the Merger Agreement, the parties have agreed that, if necessary, the Company will (1) call and hold a special meeting of its stockholders for the purpose of considering and taking action upon the Proposed Merger and the Merger Agreement as promptly as practicable following the later of the Expiration Date, the expiration of any subsequent offering period contemplated by the Merger Agreement, or upon the request of Parent, (2) prepare and file with the SEC and mail to its stockholders a proxy statement relating to the Merger Agreement and (3) recommend to its stockholders the approval of the Merger Agreement and the other transactions contemplated thereby, including the Proposed Merger, unless the Company Board approves or recommends, or enters into an agreement with respect to, a Superior Proposal (as defined below), or except to the extent that the Company Board determines in good faith (after consultation with outside counsel) that to do so would create a material risk of a breach by the Company Board of its fiduciary duties to the Company’s stockholders. The Company must use reasonable efforts to obtain the necessary approvals by its stockholders for the Proposed Merger and take all other actions reasonably requested by Parent to secure the vote of stockholders for approval of the Proposed Merger, the Merger Agreement and the other transactions contemplated thereby. At any such meeting, all of the Shares then owned by Parent, Purchaser and by any of Parent’s other subsidiaries or affiliates will be voted in favor of the Proposed Merger and the Merger Agreement. Notwithstanding the foregoing, in the event that Purchaser, or any other direct or indirect subsidiary of Parent, acquires at least 90% of the outstanding Shares, the Company, Purchaser and Parent will take all necessary and appropriate action to cause the Proposed Merger to become effective as soon as practicable in accordance with Section 253 of the DGCL.

Indemnity; Insurance. Parent and Surviving Corporation have agreed that the indemnification obligations set forth in the Company Certificate and the Company Bylaws shall survive the Proposed Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or any Company Subsidiary or who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by law.

For six years from the Effective Time, the Surviving Corporation will provide to the Company’s directors and officers (as of the date hereof and as of the Effective Time) an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an aggregate premium for the six years of D&O Insurance in excess of $250,000.

No Solicitation. The Company has agreed that, prior to the Effective Time, it will not, and will not authorize or permit any Company Subsidiary or Company Representative, directly or indirectly, to take any action to (A) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal (as defined below), (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Proposed Merger or any other transaction contemplated by the Merger Agreement or (C) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the consummation of the Offer, the Company Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duties to stockholders, the Company may, in response to a Superior Proposal (as defined below) and subject to the Company’s compliance with the Merger Agreement, (1) furnish information with respect to the Company and the Company Subsidiaries to the person making such Superior Proposal pursuant to a customary confidentiality agreement the benefits of the terms of which are no more favorable to the other party to such confidentiality agreement than those in place with Parent as amended as of the date thereof and (2) following the execution of such a confidentiality agreement, participate in discussions with respect to such Superior Proposal. The Merger Agreement requires that the Company, its affiliates and their respective officers, directors, employees, representatives legal counsel, advisors and agents cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted before execution of the Merger Agreement with respect to an Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of the Company be returned.

“Acquisition Proposal” is defined in the Merger Agreement as any offer or proposal concerning any (A) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company or any Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiaries, (C) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the Company, (D) transaction in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 20% or more of the voting power of the Company or (E) any combination of the foregoing (other than the Offer and the Proposed Merger).

“Superior Proposal” is defined in the Merger Agreement as any bona fide Acquisition Proposal (but with all of the percentages included in the definition of such term raised to 50.01% for purposes of this definition) made by a third party which was not solicited by the Company, any Company Subsidiary, any Company Representatives or any other Company affiliates and which, in the good faith judgment of the Company Board, taking into account, to the extent deemed appropriate by the Company Board, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (A) if accepted, is reasonably likely to be consummated, (B) if consummated would, after receiving advice of the Company’s financial advisor, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Proposed Merger as the same may be proposed by Parent to be amended in response thereto and as provided in the Merger Agreement and (C) is not subject to any financing condition.

The Merger Agreement requires the Company to advise immediately advise Parent of any inquiry received by it relating to any potential Acquisition Proposal and of the terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, will furnish to Purchaser a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry (as well as of any additional information received by the Company with respect to an Acquisition Proposal), if it is not in writing and will keep Parent fully informed on a current basis with respect to the status of any such negotiations or discussions and any developments with respect to the foregoing.

Neither the Company Board nor any committee thereof will (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or such committee of the Offer and the Proposed Merger and the adoption and approval of the Merger Agreement, (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal other than the Offer and the Proposed Merger, or (C) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Acquisition Proposal other than the Offer and the Proposed Merger, provided, however, that the Company may (1) take and disclose to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal (provided that the Company Board shall not withdraw or modify in an adverse manner its approval or recommendation of the Offer, the Proposed Merger or the Merger Agreement except as set forth below) or (2) in the event that a Superior Proposal is made and the Company Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duty to stockholders, withdraw or modify its recommendation of the Offer and the Proposed Merger prior to the consummation of the Offer, so long as the Company continues to comply with all other provisions of the Merger Agreement and so long as all the conditions to the Company’s right to terminate the Merger Agreement have been satisfied (including the expiration of the two business day period described therein and the payment of all amounts required pursuant thereto).

Stock Options. Immediately prior to the Effective Time, each unexpired and unexercised option or similar rights to purchase Shares under any stock option plan of the Company, whether or not then exercisable or vested, will be cancelled.

Conditions to the Proposed Merger. The respective obligations of each party to consummate the Proposed Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(i) the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law;

(ii) Purchaser shall have accepted for payment and paid for Shares in an amount sufficient to meet the Minimum Condition and otherwise pursuant to the Offer in accordance with the terms of the Merger Agreement; and

(iii) the consummation of the Proposed Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Proposed Merger by any Governmental Entity which prevents the consummation of the Proposed Merger or has the effect of making the purchase of Shares illegal.

Termination. The Merger Agreement may be terminated, and the Proposed Merger may be abandoned, at any time prior to the Effective Time by action taken or authorized by the board of directors of the terminating party or parties, whether before or after approval of the Proposed Merger by the stockholders of the Company:

(i) by mutual written consent of Parent and the Company, by action of their respective boards of directors;

(ii) by the Company if Parent or Purchaser fails to have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms hereof and thereof on or before December 31, 2005; provided, however, that the Company may not terminate the Merger Agreement if the Company shall have (1) failed to fulfill any material obligation under the Merger Agreement, which failure has been the cause of, or resulted in, the failure of any condition to the Offer to have been satisfied on or before such date, or (2) otherwise materially breached the Merger Agreement;

(iii) by either the Company or Parent if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that neither the Company nor Parent may terminate the Merger Agreement if such party shall have materially breached the Merger Agreement;

(iv) by either the Company or Parent if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (A) the acceptance for payment of, or payment for, Shares pursuant to the Offer or (B) the Proposed Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable);

(v) by Parent prior to the purchase of Shares pursuant to the Offer, if (A) the Company Board shall have withdrawn or adversely modified (including by amendment to the Schedule 14D-9), or failed upon Parent’s request to reconfirm, its approval or recommendation of the Offer, the Proposed Merger or the Merger Agreement (or determined to do so); (B) the Company Board shall have determined to recommend to the Company’s stockholders that they approve an Acquisition Proposal other than the Offer and the Proposed Merger or shall have determined to accept a Superior Proposal; or (C) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of the outstanding Shares is commenced (other than by Parent or an affiliate of Parent) and the Company Board fails to recommend that the Company’s stockholders not tender their Shares in such tender or exchange offer; (D) any person (other than Parent or an affiliate of Parent) or group becomes the beneficial owner of 20% or more of the outstanding Shares; or (E) the Company shall have furnished or caused to be furnished confidential information or data to, or engaged in negotiations or discussions with, another person other than pursuant to the Merger Agreement;

(vi) by the Company, if the Company Board determines to accept a Superior Proposal, but only after the Company (A) provides Parent with not less than two business days’ notice of its determination to accept such Superior Proposal, including all terms thereof, (B) within the not less than two business day period referred, the Company has and has caused its financial and legal advisors to negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement with the goal of enabling the Company to proceed with the transactions contemplated by the Merger Agreement, (C) fulfills its obligations under the termination fee provisions of the Merger Agreement (provided that the Company’s right to terminate the Merger Agreement shall not be available if the Company is then in breach of the nonsolicitation provisions of the Merger Agreement), and (D) following such two business day period, the Company Board determines in good faith (i) that such proposal still constitutes a Superior Proposal (after giving effect to all of the concessions which may be offered by Parent pursuant to clause (B) above) and (ii) that, after receiving advice of outside counsel, it would constitute a breach of its fiduciary duties not to accept such Superior Proposal; or

(vii) by Parent, prior to the purchase of Shares pursuant to the Offer, if the Minimum Condition shall not have been satisfied by the Expiration Date of the Offer and on or prior to such Expiration Date the Company shall have received an Acquisition Proposal.

Termination Fee. If the Merger Agreement is terminated (A) pursuant to (v) or (vi) above, (B) pursuant to (vii) above and the Company either enters into a definitive agreement relating to or consummates such Acquisition Proposal (with, for purposes of this provision, all of the references to 20% changed to “at least 50%” in the definition of “Acquisition Proposal”) within 12 months of such termination, or (C) by Parent pursuant to (iii) above by reason of a failure of certain conditions to the Offer and the Company either enters into a definitive agreement relating to or consummates an Acquisition Proposal (with, for purposes of this provision, all of the references to 20% changed to “at least 50%” in the definition of “Acquisition Proposal”) within 12 months of such termination, then, in any such case, the Company shall pay to Parent an amount equal to $848,000.

Other Arrangements

The Support Agreements. We have entered into a separate Tender and Stockholder Support Agreement with each of the Significant Stockholders. Pursuant to the Support Agreements, the Significant Stockholders have agreed to tender and sell an aggregate of 61,912,000 Shares (representing approximately 37.5% of the outstanding Shares as of July 31, 2005) (the “Tender Shares”) owned by it to us pursuant to and in accordance with the terms of the Offer.

During the term of the Support Agreements, each Significant Stockholder has agreed not to (A) sell, transfer, pledge, encumber, assign or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to the transfer by such Stockholder of, any Shares or offer any interest in any Shares thereof to any person other than pursuant to the terms of the Offer, the Merger or the Support Agreements, (B) enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to the Shares, or (C) take any action that would make any representation or warranty of such Significant Stockholder contained in its respective Support Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Significant Stockholder from performing its obligations under its respective Support Agreement.

Under each Support Agreement, the Significant Stockholder has agreed (i) to tender the Tender Shares into the Offer on or before the initial date of expiration of such Offer, in each case, free and clear of any liens or other encumbrances except as disclosed herein or those arising from the Support Agreement and (ii) not to withdraw any Tender Shares so tendered so long as there is no (w) decrease in the Offer Price and the Offer Price is payable in cash, (x) decrease in the number of Shares sought to be purchased in the Offer, (y) condition imposed to the Offer other than those set forth in Annex I of the Merger Agreement and (z) amendment to any term of the Offer in any manner adverse to the holders of Shares.

During the term of the Support Agreements, the Significant Stockholders have agreed not to and have agreed not to authorize, permit or cause any of their respective directors, officers, employees, agents, representatives and advisors to directly or indirectly (A) solicit, initiate, encourage (including by way of furnishing non-public information) or facilitate any Acquisition Proposal or (B) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, or otherwise cooperate in any way with, or participate in or assist, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. Each Significant Stockholder has agreed to promptly communicate to Parent, to the same extent as required by the Company pursuant to, and subject to the same conditions contained in, the Merger Agreement, the terms and other information concerning, any proposal, discussion, negotiation or inquiry and the identity of the party making such proposal or inquiry which such Significant Stockholder may receive in respect of any such Acquisition Proposal.

During the term of the Support Agreements, the Significant Stockholders have agreed to vote each of their respective Tender Shares at any meeting of the stockholders of the Company, however called, (A) in favor of the Merger and the Merger Agreement and the transactions contemplated thereby, and (B) against any action or agreement (other than the Merger and the other transactions contemplated by the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, the Offer or the other transactions contemplated by the Merger Agreement and the Support Agreement, including, but not limited to:

(i) any Acquisition Proposal;

(ii) any action that is reasonably likely to result in a breach in any respect of any representation, warranty, covenant or any other obligation or agreement of the Company under the Merger Agreement or result in any of the conditions of the Offer not being fulfilled;

(iii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries;

(iv) a sale, lease or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization, dissolution, winding up or liquidation of the Company and its subsidiaries;

(v) any change in the management or Company Board, except as otherwise agreed to in writing by Parent;

(vi) any material change in the present capitalization or dividend policy of the Company; and

(vii) any other material change in the Company’s corporate structure, business, certificate of incorporation or bylaws that is not agreed to by Parent in the exercise of Parent’s discretion.

These Significant Stockholders also irrevocably granted and appointed certain officers or directors of Parent their proxy and attorney-in-fact to vote their respective Tender Shares in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, and against any other Acquisition Proposal.

Each Support Agreement terminates on the earlier of (A) 12 months after the date on which the Merger Agreement is terminated in accordance with its terms (except in certain situations upon which the Support Agreements will terminate immediately upon termination of the Merger Agreement), and (B) the Effective Time.

Non-Competition Agreements. We have entered into non-competition agreements (the “Non-Competition Agreements”) with each Significant Stockholder. Under the Non-Competition Agreements, each Significant Stockholder has agreed that for a period ending on the earlier of (1) the date of termination of the Merger Agreement or (2) the three-year anniversary of July 27, 2005, (the “Restricted Period”), he will not, engage, directly or indirectly, in any business anywhere in the world that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by Parent, any subsidiary of Parent engaged in the same business as Parent, the Company or any subsidiary of the Company as of the start of the Restricted Period. Each Significant Stockholder will not, without Parent’s prior written consent, directly or indirectly, own, manage, operate, join, control, lend money or render financial or other assistance to or participate in, as an officer, employee, partner, stockholder, consultant or otherwise, any individual, business or organization that competes with Parent, Parent’s business, the Company or any subsidiary of the Company in manufacturing, producing or supplying products or services of the kind manufactured, produced or supplied by the Company or any subsidiary of the Company as of the start of the Restricted Period.

In addition, each Significant Stockholder has agreed that during the Restricted Period, he will not produce or supply products or services of the kind manufactured, produced or supplied by Parent, any subsidiary of Parent, the Company or any subsidiary of the Company as of the start of the Restricted Period, call upon, solicit, advise or otherwise do or attempt to do, business with any customers of the Company or any subsidiary of the Company with whom the Company or any subsidiary of the Company had any dealings during the period of time in which the Significant Stockholder was a stockholder of the Company, or take away or interfere or attempt to interfere with any officers, employees, representatives or agents of Parent, any subsidiary of Parent, the Company or any subsidiary of the Company, or induce or attempt to induce any of them to leave the employ of Parent, any subsidiary of Parent, the Company or any subsidiary of the Company.

Confidentiality Agreement. On September 3, 2004, Xyratex Technology entered into a Mutual Non-Disclosure/Confidentiality Agreement with nStor Corporation for the purpose of sharing technical, business and financial information and to foster potentially mutually beneficial business relationships. The agreement provides that for a period beginning upon the receipt of confidential information (as defined in the agreement) and ending on the date that is three years following the last disclosure of confidential information pursuant to the agreement, the parties will not disclose any confidential information concerning the other party to any other person or use for its own benefit such confidential information, except as permitted under the agreement.

Convertible Preferred Stock Purchase Agreement. We have entered into a Convertible Preferred Stock Purchase Agreement with H. Irwin Levy pursuant to which Mr. Levy has agreed to sell, and we have agreed to purchase, the 9,100 shares (the “Preferred Shares”) of the Company’s Series M Preferred Stock owned by Mr. Levy. The purchase and sale will occur as promptly as practicable following our acquisition of greater than 90% of the outstanding Shares pursuant to the Offer and, if applicable, the Top-Up Option or otherwise. The purchase price for the Preferred Shares will be $3,822,000 plus accrued and unpaid dividends on the Preferred Shares through the closing date. As of August 3, 2005, the accrued and unpaid dividends equaled $253,055. The agreement would terminate upon the earlier to occur of (i) the termination of the Merger Agreement, (ii) if the Company gives us notice of a record date for a vote on an Acquisition Proposal (as defined in the Merger Agreement) other than the Merger Agreement in accordance with the Merger Agreement at least 13 business days prior to the date of such record date, the date that is such 13th business day, and (iii) the mutual written agreement of the parties (at any time prior to the Closing).

License Agreement. Xyratex Technology has entered into a license agreement (the “License Agreement”) with nStor Corporation pursuant to which nStor Corporation grants to Xyratex Technology a non-exclusive, worldwide, perpetual, fee-bearing license to nStor Corporation’s software, source code, proprietary materials and intellectual property rights relating to its data storage solutions, including application-driven storage platforms, redundant array of independent disks controllers and storage management software. Under the License Agreement, Xyratex Technology has the option, but not the obligation, to exercise its license rights. In connection with the Merger Agreement, Xyratex Technology agreed to extend a $4.5 million loan to nStor

Corporation (the “Note”). In the event that the Merger Agreement is terminated, Xyratex Technology may elect to exercise its license rights under the License Agreement by paying certain additional fees to nStor Corporation.

Pursuant to the License Agreement, Xyratex Technology may exercise its license rights only under the following circumstances:

(a) The Merger Agreement is terminated as a result of the failure of the condition under the Merger Agreement that no change shall have occurred in the business, financial condition or results of operations of the Company or its subsidiaries that has or could reasonably be expected to have a materially adverse effect on the business of the Company and, at the option of Xyratex Technology, (i) the Note has been forgiven by Xyratex Technology, or (ii) the Note has not been repaid in full on or before March 31, 2006;

(b) The Merger Agreement is terminated as a result of the failure of the condition under the Merger Agreement that there shall have been validly tendered and not validly withdrawn prior to the date that is 20 business days after the commencement of the Offer to purchase all of the outstanding Shares of the Company which represents at least 88.1% of the total number of outstanding Shares on the date of purchase and the Note is not repaid in full on or before March 31, 2006; or

(c) The Merger Agreement is terminated as a result of (1) the Company’s breach of its representations and warranties set forth in the Merger Agreement, (2) the Company’s failure to perform in any material respect or to comply in any material respect with any of its material obligations, covenants or agreements under the Merger Agreement or any ancillary agreement thereto, (3) the Company’s failure to approve the Merger Agreement, (4) the Company’s approval of an acquisition proposal from a third party, (5) the Company’s disclosure of confidential information to a third party other than as permitted under the Merger Agreement, or (6) our election to terminate the Merger Agreement before the purchase of the Company’s Shares pursuant to the Offer and, at our option, (i) the Note has been forgiven by Xyratex Technology, or (ii) the Note has not been forgiven, but is not repaid in full on or before March 31, 2006.

In the event that the Merger Agreement is terminated under paragraphs (a) or (b) above and Xyratex Technology elects to exercise its rights under the License Agreement, it will be obligated to (i) advance any remaining principal amount of the Note; (ii) forgive the entire principal amount of the Note, plus all accrued interest thereon; and (iii) pay to the Company the additional sum of $6.5 million in six equal monthly payments of $1.0 million and one payment of $500,000 during the seven months immediately following the termination of the Merger Agreement.

In the event that the Merger Agreement is terminated under paragraph (c) above and Xyratex Technology elects to exercise its rights under the License Agreement, it will be obligated to (i) advance any remaining principal amount of the Note; (ii) forgive the entire principal amount of the Note, plus all accrued interest thereon; and (iii) pay to the Company the additional sum of $3,848,000 in four equal monthly payments of $962,000 during the four months immediately following the termination of the Merger Agreement. Notwithstanding the foregoing, the license fee of $3,848,000 will be paid to the Company only if the Company pays the Termination Fee (as defined in the Merger Agreement) to Xyratex Technology in accordance with the terms of the Merger Agreement. In the event that Company does not pay to Xyratex Technology the Termination Fee, the license fee of $3,848,000 will be reduced to a total of $3.0 million, payable to Company in three equal monthly payments of $1.0 million during the three months immediately following the termination of the Merger Agreement.

In the event that Xyratex Technology elects not to exercise its license rights under the License Agreement, it will incur no payment obligations to nStor Corporation.

Promissory Note. Xyratex Technology has entered into a promissory note pursuant to which it has agreed to loan to nStor Corporation up to $4.5 million. Xyratex Technology loaned $1.5 million of this amount to nStor Corporation on July 27, 2005, and, as long as the License Agreement between Xyratex Technology and the Company has not been terminated, will loan an additional $1.0 million to nStor Corporation on the 19th day of each of August, September and October 2005. The promissory note bears interest at six percent per annum, and the total principal amount together with all accrued interest is due and payable on March 31, 2006.

Purpose of the Offer; Plans for the Company; Appraisal Rights

Purpose of the Offer

The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Proposed Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, we intend to consummate the Proposed Merger as promptly as practicable.

Upon the acceptance for payment of and payment for the number of Shares which represents at least 88.1% (but less than 90%) of the total number of outstanding Shares on the date of purchase, Purchaser will be obligated pursuant to the terms of the Merger Agreement to exercise the Top-Up Option granted to it by the Company to purchase for $0.105 per share the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercising our Top-Up Option, will constitute one share more than 90% of the outstanding Shares.

If we own 90% or more of the outstanding Shares, following consummation of the Offer, Purchaser intends to consummate the Proposed Merger as a “short-form” merger pursuant to Section 253 of the DGCL. Under such circumstances, neither the approval of any holder of Shares nor the Company’s board of directors would be required. Upon consummation of the Proposed Merger, the Company will become an indirect wholly owned subsidiary of Parent.

Plans for the Company

We believe that our acquisition of the Company will augment our strong lineup of storage technology and platform solutions.

If, following the consummation of the Offer, we own less than 90% of the outstanding Shares, the Company’s board of directors will be required to submit the Proposed Merger to the Company’s stockholders for approval at a stockholders’ meeting convened for that purpose in accordance with Delaware law. If the Minimum Condition is satisfied, we will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Proposed Merger at the stockholders’ meeting without the affirmative vote of any other stockholder.

Appraisal Rights

Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the Proposed Merger will have rights under Section 262 of the DGCL to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger.

The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262, which is attached hereto as Schedule II. Failure to follow the steps Section 262 requires for perfecting appraisal rights may result in the loss of those rights.

Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act

The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the American Stock Exchange and may be delisted from the American Stock Exchange. The published guidelines of the American Stock Exchange indicate that the American Stock Exchange would consider delisting the Shares if, among other things, (A) the number of Shares publicly held (exclusive of holdings of officers, directors, controlling shareholders or other family or concentrated holdings) is less than 200,000; (B) the total number of public shareholders is less than 300; or (C) the aggregate market value of Shares publicly held is less than $1.0 million for more than 90 consecutive days.

To the extent the Shares are delisted from the American Stock Exchange, the market for the Shares could be adversely affected. If the American Stock Exchange were to delist the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations for the Shares would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act (as described below) and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the price per Share to be paid in the Proposed Merger.

The Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for reporting on the American Stock Exchange.

Dividends and Distributions

If on or after the date of this Offer to Purchase, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under “—Conditions to the Offer,” we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

Conditions to the Offer

Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, if:

(1) prior to the Expiration Date, the Minimum Condition, in Parent’s reasonable discretion, has not been satisfied; or

(2) at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment or payment for any Shares, any of the following events occur:

(a) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer by any court of competent jurisdiction or other competent governmental or regulatory authority which, in the reasonable judgment of Parent, directly or indirectly, (1) makes illegal or otherwise prohibits or materially delays consummation of the Offer or the Proposed Merger or seeks to obtain damages or make more costly the making of the Offer in a material way; (2) prohibits, or imposes any material limitations on, Parent’s or Purchaser’s ownership or operation of all or any portion of their or the Company’s businesses or assets which is material to the business of all such entities taken as a whole, or compels Parent or Purchaser to dispose of or hold separate any portion of their or the Company’s business or assets which is material to the business of all such entities taken as a whole, (3) imposes material limitations on the ability of Parent or Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including without limitation the right to vote such Shares on all matters properly presented to the Company’s stockholders, (4) seeks to require divestiture by Parent or Purchaser and any Share, or (5) otherwise materially adversely affect the Company or its subsidiaries;

(b) any change shall have occurred in the business, financial condition or results of operations of the Company of any its subsidiaries that has, or could reasonably be expected to, materially adversely affect the Company or its subsidiaries;

(c) there shall have been (1) a withdrawal or adverse modification, or failure upon Parent’s request to reconfirm, by the Company’s board of directors of its approval or recommendation of the Offer, the Proposed Merger or the Merger Agreement, (2) a determination by the Company’s board of directors to recommend to the Company’s stockholders that they approve an acquisition proposal other than the Offer and the Proposed Merger or accept a superior proposal, (3) a tender or exchange offer is commenced that, if successful, would result in any person or group (other than Parent or an affiliate of Parent) beneficially owning 20% or more of the outstanding Shares and the Company’s board of directors failed to recommend against the Company’s stockholders tendering their Shares in such a tender or exchange offer, (4) any person or group (other than Parent or an affiliate of Parent) becoming the beneficial owner of 20% or more of the outstanding Shares, or (5) a furnishing by the Company of confidential information or data to, or an engagement in negotiations or discussions with, another person other than pursuant to the Merger Agreement;

(d) the Company, Parent and Purchaser shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

(e) there shall have been (1) representations and warranties of the Company contained in the Merger Agreement that are qualified by reference to a material adverse effect that were not true when made or at any time prior to the consummation of the Offer as if made at and as of such time (except for representations and warranties which speak as of a particular date, shall not be true as of such particular date), or (2) representations and warranties of the Company contained in the Merger Agreement that are not qualified by reference to a material adverse effect that were not true when made or at any time prior to the consummation of the Offer as if made at and as of such time (except for representations and warranties which speak as of a particular date, shall not be true as of such particular date), except where such failure to be true would not have or not reasonably be expected to materially adversely affect the Company;

(f) the Company shall have failed to perform in any material respect or to comply in any material respect with any of the its material obligations, covenants or agreements under the Merger Agreement or any ancillary agreements;

(g) there shall have occurred, and continued to exist (1) any general suspension of trading in, or limitation on prices for, securities on the American Stock Exchange, (2) a commencement of a war, armed hostilities, acts of terrorism or other national or international crisis involving the United States or, in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening that could reasonably be expected to materially adversely affect the Company or (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or a material limitation (whether or not mandatory) by any United States or foreign governmental, administrative, judicial or regulatory authority on the extension of credit by banks or other lending institutions;

(h) there shall have been a failure to obtain any required approval, permit, authorization or consent, with respect to the Company, its subsidiaries or its business, of any other person or entity, the lack of which, individually or in the aggregate, has or could reasonably be expected to materially adversely affect the company;

(i) Todd Gresham shall not have agreed to continue to be employed by the Company on terms reasonably acceptable to Parent;

(j) the outstanding notes issued by the Company to the Company’s Chairman of the board of directors (or entities affiliated therewith) shall not have been amended and restated to provide for a four-year non-convertible term loan with quarterly payments of interest at the lesser of prime plus 100 basis points or 7% per annum; or

(k) the convertible promissory notes issued by the Company to Bernard Marden and Alan Miller shall not have been amended and restated to eliminate the conversion features of such promissory notes.

The foregoing conditions are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time prior to the Expiration Date. Any determination by Parent or Purchaser concerning the events described above will be final and binding on all parties.

Certain Legal Matters; Regulatory Approvals

General

We are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that, such approval or other action will be sought. However, we do not intend to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any action or the receipt of any such approval. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See “—Conditions to the Offer.”

State Takeover Laws

Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless: (a) prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

The Company’s board of directors has approved the Merger Agreement, the Support Agreements, the Offer, the Proposed Merger and the other transactions contemplated by the Merger Agreement and the Support Agreements for the purposes of Section 203 of the DGCL.

Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (c) any transaction involving the corporation or any subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (d) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

The Company is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Proposed Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. Furthermore, in 2005 in VantagePoint Venture Partners 1996 v. Examen, Inc., the Delaware Supreme Court affirmed the Delaware Court of Chancery’s decision refusing to apply provisions of California law which purport to govern the internal affairs of non-California corporations. The Delaware Supreme Court found that under the internal affairs doctrine, which is mandated by constitutional principles, the law of the state of incorporation applies.

Except as described herein, we have not attempted to comply with any state takeover statutes in connection with this Offer or the Proposed Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Proposed Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Proposed Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Proposed Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See “—Conditions to the Offer” for additional information

Appraisal Rights

Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares in connection with the Proposed Merger. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger. The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262 attached hereto as Schedule II.

Delaware Law

The Proposed Merger also would need to comply with other applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Fees and Expenses

Parent has retained MacKenzie Partners, Inc. to act as the Information Agent and Computershare Trust Company of New York to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “—Certain Information Concerning the Company—Available Information.”

XYRATEX LTD

NORMANDY ACQUISITION CORPORATION

August 5, 2005

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Parent are set forth below. References herein to “Parent” mean Xyratex Ltd. Unless otherwise indicated below, the business address of each director and officer is c/o Xyratex Ltd, Langstone Road, Havant PO9 1SA, United Kingdom. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. Except as described herein, none of the directors and officers of Parent listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Country of Citizenship	Title	Present Principal Occupation and Five Year Employment History
Steve Barber	United Kingdom	Chief Executive Officer and Director	Mr. Barber has served as Chief Executive Officer of Parent and its predecessor companies since February 2003. From March 2002 to February 2003, he served as President. From October 2000 to March 2002, Mr. Barber was Executive Vice President and Director of Business Development. He served as division president of Teleplan, an after sales services provider to the information technology and telecommunications industry, between June 1999 and October 2000.

Richard Pearce	United Kingdom	Chief Financial Officer	Mr. Pearce has served as Chief Financial Officer of Parent and its predecessor companies since September 2003. From 1994 to September 2003, he served as Treasurer and as Group Tax Manager.

Steve Thompson	United Kingdom	Chief Technology Officer	Mr. Thompson serves as Chief Technology Officer.

Will Leonard	United Kingdom	Executive Vice President, Integrated Systems Business Development	Mr. Leonard has served as Executive Vice President, Integrated Systems Business Development since November 2002, and has held a variety of senior management positions since 1994.

Adam Wray	United Kingdom	Executive Vice President, Storage Infrastructure	Mr. Wray has served as Executive Vice President, Storage Infrastructure since December 2001. Prior to December 2001, Mr. Wray served in several business management and engineering positions within Parent’s storage infrastructure business.

Andrew Sukawaty	United States	Chairman of the Board	Mr. Sukawaty has served as Chairman of the Board since October 2004, and was the Deputy Chairman of the Board from

Name	Country of Citizenship	Title	Present Principal Occupation and Five Year Employment History
March 2004 to October 2004. He is Chairman of the Board of Directors and Chief Executive Officer of Inmarsat, a world-wide mobile satellite services provider. He is president of Cable Partners Europe LLC, a cable television services company, a non executive director of mmO2, a mobile telecommunications company, and a director of Powerwave Technologies, a wireless solutions company. He was formerly Chairman of Telenet, a Belgian cable television operator. He has previously held the offices of Chief Executive and President of Sprint PCS, a personal wireless service provider, Chief Executive Officer of NTL, a broadcast and telecommunications service provider, and Chief Operating Officer of Mercury One2One, a digital mobile service network.

Nic Humphries	United Kingdom	Director	Mr. Humphries has served as a director on the Board of Directors of Parent and its predecessor companies since September 2003. He is a general partner of HgCapital, a European private equity investment firm, and has been head of HgCapital’s Technology Practice since July 2001. Prior to joining HgCapital, Mr. Humphries was Managing Director of the European business of Geocapital Partners, a technology venture capital firm, and head of Technology and Telecoms at Barclays Private Equity, a mid-market private equity investment firm.

Jonathan Brooks	United Kingdom	Director	Mr. Brooks has served as a director on the Board of Directors since May 2004. Since 2002, he has assisted several venture capital-backed private equity companies in financial and strategic management. He is currently a director of Frontier Silicon Holdings Limited, a supplier of semiconductor technology for use in digital radio and television applications, and Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for Wimax applications. He is also a director of e2v Technologies plc, a sensor technology company. From 1995 to 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings PLC, a semiconductor equipment and services company.

Name	Country of Citizenship	Title	Present Principal Occupation and Five Year Employment History
Ernest Sampias	United States	Director	Mr. Sampias has served as a director on the Board of Directors since May 2004. He was appointed Senior Vice President and Chief Financial Officer for McDATA, a storage networking company, in June 2002. Mr. Sampias joined McDATA in September 2001 as Vice President Finance and Controller. Prior to joining McDATA, Mr. Sampias was with US West, a diversified communications company, for 15 years; his last assignment with US West was as Vice President and Chief Financial Officer of US West DEX (the Yellow Pages Directory subsidiary of US West).

Steve Sanghi	United States	Director	Mr. Sanghi has served as a director on the Board of Directors since May 2004. He currently serves as Director and President of Microchip Technology, Inc., a semiconductor equipment company, since his appointment in 1990, as CEO since 1991 and as Chairman of the Board of Directors since 1993.

The name and position with Purchaser of each director and officer of Purchaser are set forth below. The business address, Parent principal occupation or employment, five-year employment history and citizenship of each such person are set forth above.

Name	Title
Steve Barber	President, Chief Executive Officer and Director
Richard Pearce	Chief Financial Officer, Secretary and Director

SCHEDULE II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

SECTION 262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

NSTOR TECHNOLOGIES, INC.

AT

$0.105 NET PER SHARE

BY

NORMANDY ACQUISITION CORPORATION,

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com